United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐            No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Signature Page

Press Release
CVRD concludes 84% of the take out of the bridge loan
Rio de Janeiro, December 21, 2006 — Companhia Vale do Rio Doce (CVRD) informs that after the execution of three transactions, in an estimated value of US$ 12.3 billion, successfully completed 84% of the take out of the bridge loan of US$ 14.6 billion, with two-year maturity, taken to finance the Inco Limited (Inco) acquisition.
In the first of these three transactions, on November 16, 2006, CVRD issued a US$ 3.75 billion 10-year and 30-year notes.
The US$ 1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually, and were priced with a yield to maturity of 6.346% per year, resulting in a spread of 168 basis points over US Treasuries.
The US$ 2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year, resulting in a spread of 225 basis points over the US Treasuries.
The notes were rated Baa3 by Moody’s Investor Services and BBB by Standard & Poor’s Rating Services. The offering was oversubscribed by 3.4 times and the CVRD’s US$ 3.75 billion notes issuance was the largest debt issuance ever made by a Latin American company in global capital markets. In the secondary market the prices of these notes have increased, implying a reduction in their spreads.
The second transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures (debentures) in the amount of R$ 5.5 billion, in two series, with four and seven-year maturity.
The first series, due on November 20, 2010, R$ 1.5 billion, will be remunerated by 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, R$ 4.0 billion, will be remunerated by the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually.
The debentures were rated Aaa.Br by Moody’s Investor Services and Br.AAA by Standard & Poor’s Rating Services, the best ratings in the scales for national currency of both rating agencies, indicating CVRD high quality credit risk.
The demand for the first series was R$ 2.4 billion and for the second series, R$ 10.3 billion, totalling R$ 12.7 billion, 2.53 times the size of this offering. The first series were placed with 222 investors, while the second series were distributed to 155 investors.
These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND), managed by CETIP, www.debentures.com.br, and through the BovespaFix, managed by Bovespa, www.bovespafix.com.br.
The R$ 5.5 billion issuance was the largest corporate debt issuance ever placed in the Brazilian market, being the first time that CVRD acessed the debenture market, showing the Company’s confidence in the development of the capital markets in Brazil.
On December 21, 2006, CVRD closed the books for a pre-export finance transaction of US$ 6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes a US$ 5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$ 1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year. This syndicate is composed by 30 banks, located in all regions of the world, and the proposed offer, in the amount of US$ 12.375 billion, was more than two times the demand.

Press Release
These large-sized transactions were set just two months after the financial settlement of the acquisition of Inco, in a time span shorter than the 18-month period previously anticipated, showing the confidence of global financial markets in the future performance of CVRD.
This refinancing program is being executed consistently with CVRD financial policy, including diversification of funding sources, lengthening of the average maturity of the Company’s debt - from 8.04 years on September 30, 2006 for almost ten years at the end of December — and contribution for the reduction of the average cost of debt (before income tax) to a level lower than 7% per year. The Company seeks to consolidate its good reputation in the global financial markets and continues to pursue the minimization of its weighted average cost of capital.
Credit Suisse Securities (USA) LLC (Credit Suisse), UBS Securities LLC (UBS), ABN AMRO Incorporated (ABN AMRO) and Santander Investment Securities Inc. (Santander) acted as joint-lead managers and bookrunners.
Santander Banespa S.A. was the leader coordinator of our debentures offer. Banco de Investimentos Credit Suisse (Brasil) S.A., Banco UBS Pactual S.A., Banco UBS S.A., Banco ABN AMRO Real, BB Banco de Investimento S.A., Banco Bradesco S.A., Banco BNP Paribas Brasil S.A., HSBC Bank Brasil S.A. — Banco Múltiplo, Banco Itaú BBA S.A. e Banco Citibank S.A. acted as coordinators. The agent trustee is Pentágono S.A. DTVM and the Banco Bradesco S.A. was the mandated bank and underwritter.
Credit Suisse, UBS, ABN AMRO and Santander were the leaders of the bank syndicate involved in the pre-export finance transaction, which is composed by: Banco Bradesco S.A. — New York Branch, BNP Paribas Corporate & Investment Banking, ABN Amro Bank N.V., Credit Suisse Securities (USA) LLC, Santander Investment Securities Inc., UBS Securities LLC, Mizuho Corporate Bank, Ltd., The Bank of Nova Scotia, Calyon Corporate and Investment Bank — New York Branch, Standard Chartered Bank, Banco do Brasil S.A., Banco Bilbao Vizcaya Argentaria, S.A., HSBC Bank USA, National Association, ING Bank N.V., Curaçao Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank BA — Rabobank, Citibank, N.A., WestLB AG — New York Branch, Societe Generale Corporate & Investment Banking, Natexis Banques Populaires, JP Morgan Chase Bank N.A., Bayerische Landesbank — Bayern LB, SanPaolo IMI S.p.A., Fortis Bank, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd. — New York Branch, Banca Intesa, S.p.A., Kreditanstalt für Wiederaufbau — KfW, Sumitomo Mitsui Banking Corporation, Banco Espirito Santo, S.A. — Nassau Branch e DZ Bank AG.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: December 21, 2006	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations